Suite 305, Zeyang Tower, No.166 Fushi Road
Shijing Shan District, Beijing , China
100043
Tele: 86-010-88906927
Fax: 86-010-68872811
April 2,, 2008
VIA FAX & EDGAR
Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies
United States And Exchange Commission
Washington, D.C. 20549

Re:	China Shenzhou Mining & Resources, Inc. Form 10-KSB/A for the Fiscal Year Ended December 31, 2006 File No. 000-52586

Dear Ms Jenkins:

On behalf of China Shen Zhou Mining & Resources, Inc. ("CSZM" or the “Company”), we hereby submit this response in response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the Commission") set forth in the Staff's letter, dated February 22, 2007, with respect to our annual report on Form 10-KSB/A for the fiscal year ended December 31, 2006 (the “Form 10-KSB/A”).

We understand and agree that:

•	CSZM is responsible for the adequacy and accuracy of the disclosure in the filings

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	CSZM may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I.	Financial

Form 10-KSB/A for the Year Ended December 31, 2006

Notes to Financial Statements

Note 9 - Acquisitions, page 73

1.
We note your response to our prior comment six. Although AFMG was a private company at the time of the transaction, it was considered the accounting acquirer. Thus, the financial statement requirements under Item 310(c) of regulation S-B should also be evaluated for AFMG. As the April 2006 acquisitions of Qingshan Metal and Xingzhen Mining appear to be significant to AFMG, audited historical financial statements (as well as interim financial statements) of these acquired entities for periods prior to their acquisition should have been filed on Form 8-K(along with your filing of the pre-acquisition financial statements of AFMG). Accordingly, please amend your Form 8-K to file these financial statements in accordance with Item 310(c) of Regulation S-B. If you believe these financial statements are not required to be filed, please provide us with a detailed explanation , including your analysis of the three tests of significance discussed in Item 310(c)(2) of Regulation S-B related to these two entities.

Response:

We concur with your comment that IF INDEED Qingshan Metal and Xingzhen Mining were significant to us ON THE ACQUISITION DATE BACK IN 2006 and THEN audited financial statements of these two entities should be filed on Form 8-K in accordance with SEC regulations. The following are the details of three significance tests pursuant to Item 310(c)(2) of Regulation S-B for Qingshan Metal and Xingzhen Mining.

(US$’000)	Qingshan*	Xingzhen**
1) Consideration test
Investment in and advances to acquiree	2,561	3,586
CSZM consolidated assets	13,439	57,182
Percentage	19.1%	6.3%

2) Asset test
Proportionate share of acquiree's total assets	443	4,945
CSZM consolidated assets	13,439	57,182
Percentage	3.3%	8.6%

3) Income test
Share of income of acquiree	(38)	(755)
CSZM consolidated income from continuing operations	1,073	1,380
Percentage	(3.6%)	(54.7%)

*Significance test on Qingshan Metal is calculated based on the year ending December 31, 2005.
*Significance test on Xingzhen Mining is calculated based on the year ending December 31, 2006 as Xingzhen was established in 2006 and no prior period financial statements are available. Xingzhen Mining was acquired by AFGM shortly after its inception.

HOWEVER, the above tests indicate that Qingshan Metal does not meet the 20% threshold of significance and hence financial statements are not required. Xingzhen Mining’s income test exceeds 40%, so pursuant to Item 310(c)(3) of Regulation S-B, financial statements shall be furnished for the most recent fiscal year and any interim periods. However, Xingzhen was established in April 2006 so it does not have prior-year financial statements. We have revised our Form 8K/A filing (which was filed on September 15, 2006) to include a justification for not providing acquiree financial statements.
Please refer to page F-9,F10, and 76 of Form 8-K/A and pages 73,74,75 and 76 of Form 10-KSB/A,

2.
We reviewed your response to our prior comment eight, nothing that you assumed that there would not be additional probable reserves available for extraction. Please tell us and disclose the extent to which you considered value beyond proven and probable reserves(VBPP) in completing your purchase price allocation(Issue 1(a) of ELTF 04-3). To the extent you have determined that there is no VBPP, describe to us the basis for that determination and explain how you considered the difference between “probable reserves” and “estimated extraction” amounts as disclosed on page 75 in concluding you have no VBPP.

Response:

During the process of evaluating the comments set forth by the Staff in its comment letter dated February 22, 2008, the Company engaged a consultant, SRK Consulting Engineers and Scientists (“SRK”), to help it clarify the extent to which its mineral resources qualify to be classified as proven and probable reserves under Industry Guide 7. The Company engaged SRK due to the firm’s extensive experience with Industry Guide 7. After extensive consultation with SRK, the Company has determined that none of its mineral resources at its Qingshan Metal copper/zinc mine or the Xingzhen Mining copper/zinc mine qualify to be classified as proven and probable reserves. This situation arose from a common practice in the mining industry in the People’s Republic of China (“PRC”) because the government in the PRC grants extraction rights to mining companies who have established the presence of the equivalent of inferred resources under the JORC code. SRK based its conclusion on its opinion that the feasibility studies the Company has prepared for these mines are not sufficiently detailed to qualify under Industry Guide 7 to demonstrate the applicable mineral resources can be economically extracted or produced.

The Company has operated the Qingshan Metal copper/zinc mine consistent with common industry practice in the PRC. The government of the PRC normally requires a mining company only to establish the existence of mineral resource equivalent to inferred material under the JORC code before granting the company extraction and land use rights and applicable mining permits and allowing production to commence. The Chinese government has confirmed the mineral resource at the Qingshan Metal copper/zince mine in granting the extraction rights and accepted the feasibility studies done for the project. It is common practice in the PRC for a mining company to develop a mine and commence the production stage of a mining project with the establishment of mineral resources equivalent only to inferred material and with a feasibility study less detailed than that required under Industry Guide 7.

We refer the Staff to Exhibit I-A & B to this letter for a summary of the mineral resources at the Qingshan Metal copper/zinc mine classified according to the JORC code as either indicated or inferred material, from the date of acquisition on April 28, 2006 to December 31, 2007. This summary demonstrates the amount of commercial production of the mine during each quarter during the period, as well as additional drilling and sampling activity that occurred during the quarter ended June 30, 2007 that converted a quantity of inferred material to indicated material.

At the acquisition date for the Qingshan Metal copper/zinc mine in April 2006, the Company allocated a portion of the purchase price to the acquired mineral resources which it now understands to be value beyond proven and probable reserves (“VBPP”). It also allocated purchase price to mine development and acquired machinery and equipment. The Company has depleted the VBPP and mine development since the acquisition date using a units-of-production methodology. The Company applied the units-of-production methodology by using the estimated tons of production expected to be completed according to its mine plan during the period for which the Company has been granted extraction rights (through October 2008) as the denominator (147,283 tons). The Company believes this was a conservative and reasonable methodology to deplete the acquired VBPP because the denominator represents tonnage significantly less than the total estimated tonnage of inferred material at the acquisition date and the VBPP is assumed to be fully depleted when the current extraction rights expire in October 2008.

CSZM acquired the Xingzhen Mining copper/zinc project, located in Xinjiang Uygur Autonomous Region the PRC, in April 2006. We refer the Staff to Exhibit II to this letter for a summary of the mineral resources at the Xingzhen Mining copper and zinc mine classified according to the JORC code as either inferred material from April 2006 through December 31, 2007. CSZM allocated purchase price to what it now understands to be VBPP relating to a significant inferred resource at the Xingzhen Mining copper/zinc project at the date of acquisition.

As the Xingzhen Mining copper and zinc project is not yet in the production stage, the Company has not commenced depleting the VBPP or the mine development assets. It should be noted that the Chinese government has granted the Company extraction rights at this project, and in the process, confirmed the inferred mineral resource and accepted the feasibility study.

EITF 04-3 states in paragraph 6, “The Task Force reached a consensus on Issue 1(a) that an entity should include VBPP in the value allocated to mining assets in a purchase price allocation to the extent that a market participant would include VBPP in determining the fair value of the asset.” The Company believes that market participants in the PRC normally assign value to mineral resource equivalent to inferred and indicated material and has therefore allocated purchase price to VBPP as part of accounting for its acquisitions of its mining properties.

EITF 04-3 does not explain the subsequent accounting for VBPP in the case of a mining project that is in the production stage prior to establishing proven and probable reserves under Industry Guide 7. The Company believes that the authors of EITF 04-3 were contemplating a situation in which either (i) proven and probable reserves have already been established at the acquired mining property or (ii) proven and probable reserves are established at the acquired mining property subsequent to the acquisition but before development and production at the property commence. Given that commencing development and production at mining properties prior to establishing proven and probable reserves, and often only with establishing inferred resources, is standard business practice in the Mining Industry in the PRC, CSZM believes that its application of the units-of-production method for depleting the VBPP is appropriate at the Qingshan Metal copper/zinc mine. CSZM also believes that using the estimated tons of production expected to be completed according to its mine plan during the period for which the Company has been granted extraction rights as the denominator is appropriate and conservative.

CSZM has amended the disclosures in Note 9 of the financial statements in the Form 10-KSB/A to indicate that it allocated purchase price to VBPP rather than proven and probable reserves.
Please refer to pages 73,74,75 and 76 of Form 10-KSB/A, pages 73,74,75 of Form 8-K/A and pages 29, 30 and 31 of Form 10-QSB/A

3.
In connection with the comment above, please tell us and disclose how you allocated goodwill from your purchase of Qingshan Metal to your reporting units and indicate whether you consider an individual operating mine to constitute a reporting unit. Refer to paragraph 30 of SFAS 142 and EITF 04-4 for additional guidance.

Response:

We have allocated goodwill from purchase of Qingshan Metal to the specific reporting unit of Qingshan Metal for the Company. Qingshan Metal has only one individual operating mine. We are accounting for Qingshan Metal as a separate reporting unit under FAS 142, a component of our nonferrous metal operating segment. Qingshan Metal has discrete financial information available and our chief operating decision maker and other members of management review its separate operating results.

Commencing development and production at mining properties prior to establishing proven and probable reserves and often only with establishing inferred resources, is standard business practice in the Mining Industry in the PRC. Projected future cash flows from the mine plan is reasonable compared to current production and supports the Goodwill value as recorded..

We have therefore added the following disclosure in the Note 9 in the Form 10-KSB/A for the year ended December 31,2006 to financial statements under the header Qingshan Metal. [Added text is underlined.]

Goodwill in the amount of $1,001,000 was fully assigned to the Qingshan reporting unit, which is a component of the nonferrous metals operating segment, and which has one operating mine. Management has determined that there is sufficient fair value in the reporting unit beyond proven and probable reserves and accordingly, no impairment of the goodwill has been recognized.

Please refer to pages 73,74 and of Form 10-KSB/A Pages 74 of Form 8-K/A and pages 29, 30 and 31 of Form 10-QSB/A

Form 10-QSB for the Quarter Ended September 30, 2007
Balance Sheet, page 4

4.
We note that you recognized debt discount of $7,716,000 resulting from a reduction of the debt conversion price (i.e. from the embedded beneficial conversion ). We also note that such debt discount is reported as an asset. It appears to us that such unamortized debt discount is not an asset because it provides no future economic benefit and is not an asset separable from the debt which gives rise to it. Therefore, the unamortized debt discount should be reported in the balance sheet as a direct seduction from the face amount of the debt in accordance with paragraph 16 of APB 21. Please revise here and Note 11 on page 16 or advise.

Response:

We concur with your comment on the classification of the debt discount arising from the embedded beneficial conversion. In accordance with paragraph 16 of APB 21, the unamortized debt discount should be reported in the balance sheet as a direct deduction from the face amount of the debt. It should not be reported separately as an asset. We have revised the balance sheet presentation and related Note 11 accordingly. The first paragraph under financial statement note 11 shall be added as follows: [Added text is underlined.]

Deferred financing cost is a discount for the change of conversion price.  In accordance to Second Supplemental Indenture, the price at which Notes may be converted into Conversion Shares changed from US$3.20 to US$2.25 per Conversion Share.  Deferred financing cost should be recognized as a direct reduction of the face amount of the Notes on the effective date of the Second Supplemental Indenture, i.e. September 28, 2007, and be amortized from September 28, 2007 to the maturity date.

Please refer to pages 3,4 and page 16, Note 11 of Form 10-QSB/A.
Form 8-K filed December 12, 2007

5.
We note you transferred all of your ownership interests in Tianzhen Mining Company to Dechang Wang on December 10, 2007. Please revise to include the pro forma financial information relating to the disposition as required by Item 310(b)(iv) of Regulation S-B or demonstrate to us how the disposition is insignificant.

Response:

As the disposition of Tianzhen Mining Company was significant to the Company under SEC guidance, we have included the pro forma financial information relating to the disposition as required by Item 310(b)(2)(iv) in the Form 8-K./A [Added text is underlined.]

The following unaudited pro forma consolidated financial information reflects the results of operations for the Company for the period ended September 30, 2006 and 2007, as if the disposition of Tianzhen Mining Company had occurred on January 1, 2006. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operation results would have been had the acquisition actually taken place on January 1, 2006 and may not be indicative of future operating results.

(in thousands, US$)	For the three months ended September 30,		For the nine months ended September 30,
	2007	2006	2007	2006

Revenues	4,273	6,509	12,064	14,164
Income from continuing operations	162	(427)	2,738	3,762
Net income	117	(5,178)	420	(1,105)
Income (loss) per share-Basic	0.005	(0.244)	0.019	(0.052)
Income (loss) per share-Diluted	0.007	(0.244)	0.083	(0.052)

II. Engineering

7.
The Commission only allows the reporting of reserves according to its reserve definitions. Please minimize your discussion of the JORC code, except to the extent that you disclose situation where you originally estimated reserves using this code and then converted proven and/or probable reserves to meet the requirements of Industry Guide 7. Industry Guide 7 does not recognize or allow the use of resource system terminology to disclose non-reserve mineralization in SEC documents.

Response:

CSZM refers the Staff to its response to comment 2 above regarding the Company’s conclusion that it has no proven and probable reserves at Qingshan Metal copper/zinc mine or at the Xiagzhen Mining copper/zinc mine. The Company has also determined that it has no proven and probable reserves at the Xiangzhen Mining fluorite mine after consultation with SRK. This situation arose from a common practice in the mining industry in the People’s Republic of China((“PRC”) because the government in the PRC grants extraction rights to mining companies who have established the presence of the equivalent of inferred resources. SRK advised that the feasibility studies the Company has prepared for these mines are not sufficiently detailed to conclude the mineral resources can be economically extracted or produced as required under Industry Guide 7.

The Company has operated the Xiangzhen Mining fluorite mine and the Qingshan Metal copper/zinc mine consistent with common industry practice in the PRC. The government of the PRC normally requires a mining company to establish the existence of mineral resource equivalent to inferred material under the JORC code before granting the company extraction and land use rights and applicable mining permits and allowing production to commence. With both projects, the Chinese government has confirmed the mineral resource in granting the extraction rights and accepted the feasibility studies done for the projects. It is common practice in the PRC for a mining company to develop a mine and commence the production stage of a mining project with the establishment of mineral resources equivalent only to inferred material and without a feasibility study as detailed as that required under Industry Guide 7.

We refer the Staff to Exhibit III-A & B to this letter for a summary of the mineral resources at the Xiangzhen Mining fluorite mine classified according to the JORC code as either indicated or inferred material from 2004 through December 31, 2007. This summary demonstrates the amount of commercial production of the mine during each annual period through the end of 2005 and during each quarter during 2006 and 2007, as well as additional drilling and sampling activity that occurred during the period that converted a quantity of inferred material to indicated material during the quarter ended December 31, 2007.

We refer the Staff to Exhibit I- A & B to this letter for a summary of the mineral resources at the Qingshan Metal copper/zinc mine classified according to the JORC code as either indicated or inferred material, from the date of acquisition on April 28, 2006 to December 31, 2007. This summary demonstrates the amount of commercial production of the mine during each quarter during the period, as well as additional drilling and sampling activity that occurred during the quarter ended June 30, 2007 that converted a quantity of inferred material to indicated material.

CSZM has accounted for the Xingzhen Mining copper/zinc mines as a development-stage project during all periods presented in its Form 10-KSB/A for the fiscal year ended December 31, 2006. We refer the Staff to Exhibit II to this letter for a summary of the mineral resources at the Xingzhen Mining copper and zinc mine classified according to the JORC code as either inferred material from April 2006 through December 31, 2007. It is common practice in the PRC for a mining company to develop a mine with the establishment of mineral resources equivalent only to inferred material and without a feasibility study as detailed as that required under Industry Guide 7.

CSZM has amended its Form 10-KSB/A to eliminate any disclosures and terminology that would give the impression the Company has proven and probable reserves. The Company has also eliminated any discussion of the JORC code. To the extent the Company has disclosed information regarding the equivalent of measured or indicated resources under the JORC code, it has used the term “mineralized material.” The Company has eliminated any disclosures pertaining to the equivalent of inferred material under the JORC code.

8.
In the event you believe your disclosure using non-Commission reserve definitions and resource estimates is allowed under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. Please note you will still be required to disclose your reserve estimates according to Guide 7 definitions and provide a comparative table and reconciliation narrative explaining any differences between the reserve estimates.

Response:

CSZM does not believe that disclosure using non-Commission reserve definitions and resource estimates is allowed under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7.

9.
For your future use, we include the following. As the staff uses the term, “mineralized material” means a mineralized body, which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals. Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility. Note that “mineralized material” does not include:1) material reported as reserves, and 2) volumes and grades estimated by using only geologic inference, which are sometimes classed as “inferred” or “possible” by some evaluators. Only mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples can be called “mineralized materials.” Generally, mineralized material should be reported as “in place” grade and tonnage. Estimates of contained metal or total ounces in mineralized material should not be reported, as these can be confused with reserves.

Response:

The Company has amended its Form 10-KSB/A to comply with the Staff’s comment. To the extent the Company has disclosed information regarding the equivalent of measured or indicated resources under the JORC code, it has used the term “mineralized material.” To the extent the Company has reported grade and tonnage, it has reported such information only for mineral resources equivalent to measured and indicated material and has used the term “in-place.” The Company has also eliminated any disclosures regarding estimates of contained metal or total ounces of mineralized material. The Company has also eliminated any disclosures pertaining to the equivalent of inferred material under the JORC code.

10.
We note your response to comment 19. Please include the metal prices, operating costs, and the metallurgical recoveries used to calculate your economic cutoff grade which was used to estimate your proven and probable reserves.

Response:

CSZM has amended its Form 10-KSB/A to eliminate any disclosures and terminology that would give the impression the Company has proven and probable reserves. The Company therefore believes it would be inappropriate to make disclosures regarding the metal prices, operating costs and metallurgical recoveries used to calculate its economic cut-off grade for purposes of estimating its proven and probable reserves.

11.
We note your response to comment 20. the Commission only allows the reporting of reserve definitions as was discussed above. Please note that lacking proven and probable reserve, this limits your ability to capitalize construction and development costs and changes the status of your company to that of an exploration company.

Response:

CSZM has accounted for the Qingshan Metal copper/zinc and Xiangzhen Mining fluorite mines as operating mines during all periods presented in its Form 10-KSB/A for the fiscal year ended December 31, 2006.

During the period from the commencement of production through December 31, 2007, CSZM has also engaged in mine development and has acquired and/or constructed plant facilities and mining equipment at the Xiangzhen Mining fluorite mine to expand and enhance production. The Company has capitalized the costs associated with these activities as it considers the property to be in the operating stage according to standard mining industry practice in the PRC. CSZM has depreciated the mine development costs using a units-of-production methodology. The Company applied the units-of-production methodology to deplete the mine development costs by using the estimated tons of production expected to be completed according to its mine plan during the period for which the Company has been granted extraction rights (through May 2007) as the denominator (218,232 tons). The Company believes this was a conservative and reasonable methodology to deplete the mine development costs because the denominator represents tonnage significantly less than the total estimated tonnage of indicated and inferred material and the mine development costs are assumed to be fully depreciated when the current extraction rights expire in May 2007 (with temporary extraction rights allowing continued production after May 2007 pending the approval of new long-term extraction rights).

As from the acquisition date of the Qingshan Metal copper/zinc mine in April 2006 through December 31, 2007, CSZM has engaged in mine development and has acquired and/or constructed plant facilities and mining equipment at the property to expand production. The Company has capitalized the costs associated with these activities as it considers the property to be in the operating stage according to standard mining industry practice in the PRC. The Company has depreciated the mine development costs using the same methodology as it has used for the VBPP, and has used the straight-line method to depreciate mine plant and equipment.

Industry Guide 7 states in paragraph 4(i), “Exploration State - includes all issuers engaged in the search for mineral deposits (reserves) which are not in either the development or production stage.” Paragraph 4(ii) states, “Development Stage - includes all issuers engaged in the preparation of an established commercially minable deposit (reserves) for its extraction which are not in the production stage, and paragraph 4(iii) also states, “Production Stage - includes all issuers engaged in the exploitation of a mineral deposit (reserve).” Given that commencing development and production at mining properties prior to establishing proven and probable reserves, and often only with establishing inferred resources, is standard business practice in the Mining Industry in the PRC, the Company believes it is appropriate to account for the Qingshan Metals copper/zinc mine and the Xiangzhen Mining fluorite mines as production-stage operations and to account for the Xingzhen Mining copper/zinc project as a development-stage project. CSZM therefore believes it is appropriate to capitalize mine development, plant construction and machinery and equipment expenditures at these properties and to depreciate these assets over their estimated useful lives. For those assets depleted or depreciated using a units-of-production method, the Company believes it is appropriate to use the estimated production until expiration of the extraction rights as the denominator.

Since the acquisition of the Xingzhen Mining copper/zinc mine in April 2006, CSZM has invested in mine development and has been constructing a processing plant. CSZM has capitalized these expenditures as it considers the property to be in the development stage in accordance with mining industry practice in the PRC. As the project is not yet in the production stage, the Company has not commenced depleting the VBPP or the mine development assets.

The Company believes that treating the Xiangzhen Mining fluorite mine, the Qingshan Metal copper/zinc mine and the Xingzhen Mining copper/zinc mine as exploration-stage projects (and thereby expensing all expenditures for mine development and property, plant and equipment) would result in significant distortions in the total production costs of the mines. The Company believes that capitalizing these costs and depleting or depreciating them results in a true reflection of the total operating costs of the mines and in a better matching of total production costs with the revenues generated by the mines.

As noted in the Company’s response to comment 10. above, CSZM has amended its Form 10-KSB/A to eliminate any disclosures and terminology that would give the impression the Company has proven and probable reserves.

12.
We note your response to comment 21 and we believe you misunderstood our request. Unless this material has demonstrated economic feasibility, it may not be reported as a proven or probable reserve. However as note above, mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples may be called “mineralized material.” This would only be applicable to measured and indicated resources. In addition please provide a brief summary of the parameters outlined in reference document T0214-2002 which was used to define your cutoff grade.

Response:

We refer to the staff to our discussion in response 7,8,9, 10 and 11 above.

If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang,Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Sincerely yours

CHINA SHEN ZNHOU MINING & RESOURCES, INC

By: ___________________________________

Name: Yu Xiao Jing

Title: Chief Executive Officer

Date: April 2, 2008

Exhibit I-A

Qingshan Metal:		Copper/Zinc Mine acquired in April 2006
Ore Type	Category	Resource/Reserves	Avge Grade	Exploration	Feasibility
		Tons	%	Completion Date	Study
Copper	333+334	1,953,000	0.95	October 2005	Yes
Zinc	333+334	501,000	4.99
Total		2,454,000	1.77

Note:
1. Exploration conducted by 511 Exploration Team of Inner Mongolia Nonferrous Geological Prospecting Bureau

2. Extraction license issued by local Land & Resources Administration valid from October 2006 to 8 October 2008

Qingshan Metal:		Subsequent Drilling and Sampling
Ore Type	Category	Resource/Reserves	Avge Grade	Exploration	Feasibility
		Tons	%	Completion Date	Study
Copper	122b	1,810,000	0.6	May 2007	Yes
Copper	333	444,100	0.59
Subtotal		2,254,100	0.59
Zinc	333	29,400	1.53
Total		2,283,500

Note:	Subsequent drilling and sampling done by 3rd Geological Prospecting Team of China Metallurgical Geological Bureau.

Exhibit I-B

Qingshan Metal	Tons	Tons	Tons
Summary of Mineralized Material	Measured	Indicated	Inferred
Copper
At April 28, 2006:			2,454,000

Additions through exploration	0		0
Depletion through production	0		-8,379
Other adjustments (+/-)	0		0

At June 30, 2006	0	0	2,445,621
Additions through exploration
Depletion through production			-17,080
Other adjustments (+/-)
At September 30, 2006	0	0	2,428,541
Additions through exploration
Depletion through production			-17,416
Other adjustments (+/-)
At December 31, 2006	0	0	2,411,125
Additions through exploration
Depletion through production			-8,273
Other adjustments (+/-)
At March 31, 2007	0	0	2,402,852
Additions through exploration		1,041,500
Depletion through production			-17,605
Other adjustments (+/-)			-1,149,983
At June 30, 2007	0	1,041,500	1,235,264
Additions through exploration
Depletion through production		-22,532
Other adjustments (+/-)
At September 30, 2007	0	1,018,968	1,235,264
Additions through exploration
Depletion through production		-10,753
Other adjustments (+/-)
At December 31, 2007	0	1,008,214	1,235,264

Exhibit II

Xingzhen Mining:		Copper/Zinc acquired in April 2006
Ore Type	Category	Resource/Reserves	Avge Grade	Exploration	Feasibility
		Tons	%	Completion Date	Study
Copper/Zinc	333	1911600	Copper:0.40	August 2006	Yes
			Zinc:4.27
			Silver:8.41g/t
Copper/Zinc	334	2231900	Copper:0.56
			Zinc:4.99
			Silver:9.38g/t
Total		4143500

Note:	Exploration conducted by Geophysical Prospecting Team of Xinjiang Nonferrous Geological Prospecting Team

Exhibit III-A

Xiangzhen Mining:		Fluorite Mine acquired in 2002
Ore Type	Category	Resource/Reserves	Avge Grade	Exploration	Feasibility
		Tons	%	Completion Date	Study

Fluorite	332	5,051,000	57.58	0ctober 1987	Yes
Fluorite	333	3,089,000	70.19
Total		8,140,000	61.8

Note:
1 Exploration conducted by 3rd Geological Prospecting Institute of China Metallurgical & Geological Bureau.

2 Extraction planning conducted by Inner Mongolia Yuanbo Engineering Design Consulting Firm.

3 Feasibility Study conducted by Inner Mongolia Construction Material Research Institute.

Xiangzhen Mining		Subsequent Drilling and Sampling
Ore Type	Category	Resource/Reserves	Avge Grade	Exploration	Feasibility
		Tons	%	Completion Date	Study
Fluorite	122b	2,509,000	63.24	November 2007	No

Fluorite	333	5,625,500	61.82
Total		8,134,000	62.64

Note:
1. Exploration conducted by 3rd Geological Prospecting Institute of China Metallurgical & Geological Bureau.

2. Extraction license issued by local Land and Resources Administration on Nov 2006 valid to May 07.Extension of license is being applied.

Exhibit III-B

Xiangzhen Mining		Tons	Tons
Summary of Mineralized Material		Indicated	Inferred
Fluorite
At December 31,2004:		4,870,300	3,089,000
Additions through exploration
Depletion through production		-8,092
Other adjustments (+/-)
At March 31,2005:	0	4,862,208	3,089,000
Additions through exploration
Depletion through production		-6,699
Other adjustments (+/-)
At June 30, 2005	0	4,855,509	3,089,000
Additions through exploration
Depletion through production		-8,202
Other adjustments (+/-)
At September 30, 2005	0	4,847,307	3,089,000
Additions through exploration
Depletion through production		-16,272
Other adjustments (+/-)
At December 31,2005:	0	4,831,035	3,089,000
Additions through exploration
Depletion through production		-11,568
Other adjustments (+/-)
At March 31,2006:	0	4,819,467	3,089,000
Additions through exploration
Depletion through production		-35,558
Other adjustments (+/-)
At June 30, 2006	0	4,783,909	3,089,000
Additions through exploration
Depletion through production		-12,542
Other adjustments (+/-)
At September 30, 2006	0	4,771,367	3,089,000
Additions through exploration
Depletion through production		-22,151
Other adjustments (+/-)
At December 31, 2006	0	4,749,216	3,089,000
Additions through exploration
Depletion through production		-21,205
Other adjustments (+/-)
At March 31, 2007	0	4,728,011	3,089,000
Additions through exploration
Depletion through production		-25,270
Other adjustments (+/-)
At June 30, 2007	0	4,702,741	3,089,000
Additions through exploration
Depletion through production		-39,392
Other adjustments (+/-)
At September 30, 2007	0	4,663,349	3,089,000
Additions through exploration		2,364,759
Depletion through production		-23,773
Other adjustments (+/-)			-1,965,000
At December 31, 2007	0	7,004,334	1,124,000